

May 1, 2023

Matthew DiLiberto
Chief Financial Officer
SL GREEN REALTY CORP
One Vanderbilt Avenue
New York, NY 10017

> **Re: SL GREEN REALTY CORP**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 17, 2023**
> **File No. 001-13199**
>
> **SL Green Operating Partnership, L.P.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 17, 2023**
> **333-167793-02**

Dear Matthew DiLiberto:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

2022 Acquisitions, page 90

1.   We note your disclosure of the acquisition of 245 Park Avenue with a gross asset valuation of approximately $2 billion. It does not appear that financial statements and related pro forma financial information have ever been filed for this acquisition. Please clarify how you considered Rule 3-14 and Article 11 of Regulation S-X in determining that such financial statements and associated pro forma financial information are not required. Your response should include your detailed calculations of significance. Specifically, within your significance calculation, please highlight how the assumed debt

secured by the acquired property factored into your calculation pursuant to the guidance in paragraph (b)(2)(ii) of Rule 3-14 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at (202) 551-3439 or Wilson Lee at (202) 551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction